Filed pursuant to Rule 433

January 9, 2013

Relating to

Preliminary Prospectus Supplement dated January 9, 2013 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633

Duke Energy Corporation
$500,000,000 5.125% Junior Subordinated Debentures due 2073

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Registration Format:	SEC Registered

Listing:	Intend to apply to list on the New York Stock Exchange, Inc. under the symbol “DUKH”; if approved for listing, trading is expected to begin within 30 days of issuance.

Trade Date:	January 9, 2013

Settlement Date:	January 14, 2013 (T+3)

Interest Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2013

Security Description:	5.125% Junior Subordinated Debentures due 2073

Principal Amount:	$500,000,000

Maturity:	January 15, 2073

Coupon Rate:	5.125%

Denominations:	$25.00 and integral multiples thereof

Initial Price to Public:	$25.00 per Debenture

Purchase Prices:	$24.2125 per Debenture (for sales to non-institutions) $24.50 per Debenture (for sales to institutions)

Over-allotment Option:	None

Optional Deferral:	Up to 40 consecutive quarterly periods per deferral; deferred interest will accrue and compound quarterly at an annual rate of 5.125%, as permitted by law.

Make-Whole Call/Optional Redemption Provisions:

Redeemable at any time before January 15, 2018, at 100% of the principal amount plus accrued and unpaid interest plus a “make-whole premium” at a discount rate equal to the Treasury Rate plus 30 basis points; redeemable at any time on or after January 15, 2018, at 100% of the principal amount plus accrued and unpaid interest.

Call for Tax Event:	Prior to January 15, 2018, at any time at 100% of the principal amount plus accrued and unpaid interest.

Call for Rating Agency Event:	Prior to January 15, 2018, at any time at 102% of the principal amount plus accrued and unpaid interest.

Expected Credit Ratings: (Moody’s/S&P/Fitch)	Baa3/BBB-/BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP / ISIN:	26441C 303 / US26441C3034

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC

The terms “Rating Agency Event,” “Tax Event” and “Treasury Rate” have the same meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement dated January 9, 2013.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, Morgan Stanley & Co. LLC at (800) 584-6837, UBS Securities LLC at (877) 827-6444, ext. 561-3884 or Wells Fargo Securities, LLC at (800) 326-5897.